SCHEDULE 13D

CUSIP NO: 69924M 109	PAGE 1 of 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934

PARAMOUNT GOLD NEVADA CORP.

(Name of Issuer)

Common Stock, par value US$ 0.01 per share

(Title of Class of Securities)

69924M 109

(CUSIP Number)

Guy Ben Ami

Carter Ledyard & Milburn LLP

2 Wall Street, New York, New York 10005

212-238-8658

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Not

SCHEDULE 13D

CUSIP NO: 69924M 109	PAGE 2 of 5

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Seabridge Gold Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,853,363 shares (includes 51,600 shares subject to exercisable warrants)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,853,363 shares (includes 51,600 shares subject to exercisable warrants)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,363 shares (includes 51,600 shares subject to exercisable warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 1 (See Instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*   Percentage shown is based on 23,074,954 shares of Common Stock issued and outstanding as of October 12, 2017.

SCHEDULE 13D

CUSIP NO: 69924M 109	PAGE 3 of 5

Item 1.  Security and Issuer

This Amendment No. 2 (this “Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13D filed on March 7, 2017 (the “Statement”), as amended by Amendment No. 1 thereto filed on March 13, 2017 (“Amendment No. 1”), relates to the common stock, par value US$ 0.01 per share (the “Common Stock”) of Paramount Gold Nevada Corp., a Nevada corporation (NYSE AMERICAN: PZG) (the “Issuer” or “Paramount”).  The principal executive offices of the Issuer are located at 665 Anderson Street, Winnemucca, Nevada.

Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement and/or in Amendment No. 1. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Entity in the Statement and/or in Amendment No. 1.

Item 2. Identity and Background

This Amendment No. 2 is being filed by Seabridge Gold Inc. (“Seabridge” or the “Reporting Entity”), a Canadian corporation.

Item 3.  Source and Amount of Funds or Other Consideration

ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

On June 20, 2017, Seabridge purchased 80,000 shares of Common Stock of the Issuer in the open market at US$1.60/ share.

On October 12, 2017, the Issuer completed the sale of 1,775,000 shares of Common Stock at $1.40 per share to FCMI Parent Co. (1,075,000 shares) and Seabridge (700,000 shares) in a private placement (the “Private Placement”) pursuant to a subscription agreement.

Item 4.  Purpose of Transaction

ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

The 80,000 shares of Common Stock purchased in the open market and the 700,000 shares of Common Stock purchased by Seabridge in the Private Placement were purchased for investment purposes.

Other an as described in this Item 4 (including Item 3 incorporated by reference therein), the Reporting Entity has no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Entity reserves the right to formulate specific plans and proposals with respect to, or change its intentions regarding, any or all of the foregoing).

Item 5.  Interest in Securities of the Issuer

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

(a)-(b).        As of the date of this Schedule 13D/A, the Reporting Entity beneficially owns 1,853,363 shares of Common Stock, which is 8.0% of the outstanding shares of Common Stock of the Issuer.

c. Except as set forth in this Schedule 13D/A, the Reporting Entity has not effected any transactions with respect to the Common Stock during the past 60 days.

d. No person, other than the Reporting Entity, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Schedule 13D/A.

e. Not applicable.

SCHEDULE 13D

CUSIP NO: 69924M 109	PAGE 4 of 5

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference to the knowledge of the Reporting Entity, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in this Schedule 13D/A and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

1. Form of Subscription Agreement by and between Paramount Gold Nevada Corp. and the Reporting Entity (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed by the Issuer with the SEC on October 5, 2017).

SCHEDULE 13D

CUSIP NO: 69924M 109	PAGE 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2017

/s/ Christopher J. Reynolds
Christopher J. Reynolds